Important disclosures:

- *No money or other consideration is being solicited. If sent, it will not be accepted.*
- *No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.*
- *Any indication of interest involves no obligation or commitment of any kind.*

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